UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-142188

DJO Finance LLC

(Exact name of registrant as specified in its charter)

1430 Decision Street Vista, California 92081 (800) 336-5690

(Address, including zip code, and telephone number, including area code, of principal executive offices)

10.75% Third Lien Notes due 2020 Guarantees of 10.75% Third Lien Notes due 2020

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

On August 31, 2016, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4 (Commission File No. 333-213164) filed by the registrant related to the issuance of 10.75% Third Lien Notes due 2020 and Guarantees of 10.75% Third Lien Notes due 2020 (the “Third Lien Securities”) in exchange for notes originally issued in a private exchange offer on May 7, 2015. The Third Lien Securities were governed by that certain Indenture, dated as of May 7, 2015, among DJO Finance LLC, DJO Finance Corporation, the guarantors party thereto, and The Bank of New York Mellon, as Trustee and Third Lien Agent (as supplemented, the “Third Lien Notes Indenture”). Reference is also made to that certain Indenture, dated as of May 7, 2015, among DJO Finco Inc., as Initial Issuer, and The Bank of New York Mellon, as Trustee and Second Lien Agent (as supplemented, the “Second Lien Notes Indenture”), relating to the 8.125% Second Lien Notes due 2021 and the guarantees thereof (collectively, the “Second Lien Securities”).

Subsequent to the expiration of its obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended, the registrant continued as a voluntary filer pursuant to contractual obligations under the Third Lien Notes Indenture and the Second Lien Notes Indenture. On February 22, 2019, the registrant redeemed each of the outstanding Third Lien Securities and Second Lien Securities (the “Redemptions”), satisfying and discharging the Third Lien Notes Indenture and the Second Lien Notes Indenture and terminating the registrant’s contractual reporting obligations. As a result of the Redemptions, the registrant will no longer file reports with the SEC.

Pursuant to the requirements of the Securities Exchange Act of 1934, DJO Finance LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 25, 2019	DJO FINANCE LLC

	By:	/s/ Daniel A. Pryor
	Name:	Daniel A. Pryor
	Title:	Vice President